Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

SUPPL

Jose C. Fraga
Associate
(212) 309-6845
jfraga@morganlewis.com

Exemption Number 82-5145

September 12, 2002

02 SEP 16 AM 11:05

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
<u>Periodic Disclosure Pursuant to Rule 12g3-2(b)</u>

PROCESSED
SEP 2 6 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed letter in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") granted to the Company.

Enclosed herewith is an English language translation of the Company's letter, dated September 11, 2002, notifying the Argentine National Securities Commission of invitations to meetings with its principal bondholders.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of

dl 9/6

Exemption Number 82-5145

Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Jose C. Fraga

Jose C. Fraga

Enclosure

cc: Central Termica Güemes S.A.
Carlos Peralta
Jorge Reston

Conte-Grand Doncel Jones & Mazza
Richard Brinnand

Morgan, Lewis & Bockius LLP
Eduardo Vidal
Flavio Cardoso

Salta, September 11, 2002

ARGENTINE SECURITIES COMMISSION
25 de Mayo 179
Buenos Aires
Argentina

Ref: Central Térmica Güemes S.A.'s US$ 54,000,000 Notes, due 2010 (the "Notes")

Dear Sirs,

Please be advised that Central Térmica Güemes S.A. (the "Company"), in anticipation of the next September 26, 2002 interest payment under the Notes, and as a preparatory step prior to an intended court review of its court approved debt rescheduling agreement, has decided to call meetings with its principal Noteholders to be held on September 17, 18, and 19, 2002, at the offices of Morgan Lewis & Bockius, Counselors at Law, 101 Park Avenue, New York, New York. The meeting is being called to describe and discuss the following matters:

- The Argentine congressional enactment and executive orders dictating a mandatory conversion into Argentine pesos of all economic transactions (Act 25,561 enacted on January 6, 2002; Emergency Executive Orders No. 214/2002, 320/2002 and 410/2002, of February 2 and 15 and March 8, 2002, respectively, and other regulations thereunder.)

- Communication "A" 3709 of the Central Bank of Argentina (BCRA), dated September 3, 2002, that lays down the requirements to be met by obligors to gain access to the free exchange market and be able to satisfy their financial obligations without the need to obtain prior BCRA approval. In order to qualify under this Communication, obligors should (i) have rescheduled their liabilities under a court approved arrangement with creditors made in accordance with the rules contained in Argentine Insolvency and Bankruptcy Act No. 24,522, as amended; (ii) have made an agreement with their creditors, sanctioned with the acceptance of such majorities as required under Section 45 of the Insolvency and Bankruptcy Act, involving an extension of terms of at least 4 years for payment of principal and interest and at least a 2-year grace period; (iii) have negotiated and obtained an arrangement with their creditors providing for payment of interest on a quarterly or longer basis at an interest rate applicable to their rescheduled liabilities that is not, on an effective annual basis, higher than the equivalent of the 6-month LIBOR plus a 3% margin; (iv) have obtained a debt reduction, waiver, capitalization, or other similar arrangement providing for a reduction of principal outstanding as of the date of such arrangement that is not less than 40% of face value, or 60% of face value if a capitalization; AND (v) have obtained from the BCRA Foreign Trade and Foreign Exchange Department an acknowledgment of receipt of all information required to be furnished to such department in connection with

their rescheduled liabilities, in accordance with reporting rules and requirements to be laid down by the BCRA;

- The substantial uncertainty existing as a result of the unprecedented economic crisis facing Argentina;
- The manner in which this uncertainty and the emergency situation in Argentina have directly impacted on the power generation industry generally and the Company in particular;
- The economic and financial imbalance being suffered by the power generation industry generally and the Company in particular as a result of this scenario;
- Serious distortions in power prices ensuing from this emergency situation;
- The need to maintain the Company in viable operating condition; and
- The need to restore the Company to a sound economic and financial footing that will enable it to satisfy all its obligations (including the Notes) under its court approved agreement with creditors.

The Company intends to discuss with the Noteholders an amendment to the major terms and conditions governing the US$54,000,000 variable rate Notes, due 2010, issued by the company at the time of its court supervised debt restructuring process. The purpose of the proposed amendment is to make room for the new economic and financial situation of the Company, ultimately to ensure that it is able to make its committed principal and interest payments under the Notes.

We will keep you apprised of the outcome of the meetings that will be conducted in New York.

Sincerely,

Carlos A. Peralta
President